Sarah M. Patterson

Managing Director

General Counsel for Individual Markets and Assistant Secretary

Legal Department

Direct Dial: (860) 325-1538

May 9, 2024

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549-8629

Re:	Forethought Life Insurance Company

Registration Statement on Form S-1 (File No. 333-276707) for the ForeStructured Growth II and the ForeStructured Growth II Advisory Contracts, Individual Single Premium Deferred Index-Linked Annuity Contracts

Dear Ms. Rowland:

On January 26, 2024, Forethought Life Insurance Company (the “Company,” “we,” “us,” “our”) filed the above-referenced registration statement (the “Registration Statement”) for the ForeStructured Growth II and the ForeStructured Growth II Advisory Contracts (the “Contracts”), a new product offering by the Company. On March 22, 2024, via telephone, you provided the Commission staff’s comments on the Registration Statement. Below please find the Commission staff’s comments in bold followed by the Company’s responses thereto. The Company has separately provided you with a draft revised prospectus reflecting the Company’s responses to the Commission staff’s comments, as applicable, as well as other changes to be reflected in the next pre-effective amendment filing. The Company intends to request acceleration of effectiveness in August 2024.

COMMENTS

COVER PAGE

1.	With respect to the paragraph, which begins “At the end of the Strategy term, . . . ”:

a.	Please bold this paragraph.

RESPONSE: The prospectus has been revised accordingly.

b.	At the end of this paragraph, and anywhere in the prospectus where there is disclosure on the impact of withdrawals, all of the consequences should be disclosed. In the sentence at the end of the paragraph, please either include all possible losses, or make it more general and reference the loss disclosure later in the cover page.

RESPONSE: The prospectus has been revised accordingly.

2.	In the “Indexed Strategies” paragraphs:

a.	In the first paragraph, please clarify here as well as throughout the prospectus that the Aggregate Floor Percentage after the initial rate will change from one Strategy Term to the next.

RESPONSE: The prospectus has been revised accordingly.

b.	Not all of the upside crediting methods are mentioned in the Indexed Strategies paragraphs. Please ensure here and throughout the prospectus that all of the upside crediting methods are listed. Consider a defined term that includes all of the upside crediting methods.

RESPONSE: The prospectus has been revised accordingly. The Company has not included a new defined term, but has more broadly used “upside crediting methods” generally throughout the prospectus.

c.	Please also add here and throughout the prospectus that the crediting methods offered by the Company can change from one Strategy Term to the next.

RESPONSE: The prospectus has been revised accordingly.

d.	In the last sentence of the second paragraph, and wherever this statement appears in the prospectus, please add that taxes and tax penalties can also apply with respect to withdrawals.

RESPONSE: The prospectus has been revised accordingly.

e.	With respect to the third paragraph, please disclose in the prospectus, if applicable, all material variations in the distribution channel. This information may be disclosed in an appendix. Investors should understand from the prospectus what Indexed Strategies are available to them.

RESPONSE: For the reasons explained below, the Company respectfully declines to include financial intermediary-imposed restrictions relating to the availability of investment options. The Company first wishes to emphasize that the Company’s offering will include all the investment options listed in the prospectus. No investor will have access to investment options that are not listed in the prospectus. Any financial intermediary-imposed restrictions relating to the availability of investment options arise from a distribution firm’s unilateral decision to limit customer access to a subset of the investment options that the Company is offering. In this regard, financial intermediary-imposed restrictions relating to the availability of investment options are distinguishable from situations where, for example, the insurance company decides to make an investment option, optional benefit, or other feature available through only certain distribution firms or distribution channels. Indeed, the Company has no control over a firm’s decision to restrict the investment options available to its clients, such restrictions can change at any time without notice, and the Company isn’t necessarily made aware whether, when, and how a firm has restricted investment option availability. The existing prospectus disclosure is primarily intended to put investors on notice that they may be dealing with a firm that restricts investment option availability, and that the other investment options listed in the prospectus may be available through other firms.

Disclosure of this nature has become commonplace and is derived directly from staff guidance provided to the Committee of Annuity Insurers, other industry groups, and individual companies in early 2022 in the context of Form N-4 and Form N-6. Furthermore, the above-referenced staff guidance has been routinely applied in the RILA context, as many RILA prospectuses have similarly disclosed that the availability of investment options may vary by financial intermediary. For the Company’s ForeStructured Growth I and the ForeStructured Growth I Advisory Contracts, the relevant disclosure was addressed as part of the staff comment and review process. See Correspondence dated January 11, 2022 (File No. 333-257394) (Comment 3).

The Company acknowledges that the Commission staff is further considering this issue, and that the Commission staff may have further comments or provide industry guidance in the future.

3.	In the One-Year Fixed Strategy paragraph, and wherever else guaranteed minimum rates are discussed, please state what the guaranteed minimum rate is.

RESPONSE: The prospectus has been revised accordingly.

4.	In the Performance Lock feature paragraph:

a.	Here, and wherever else the Performance Lock feature is discussed, the defined term being used should be “Strategy Interim Value” rather than “Strategy Contract Value.”

RESPONSE: The prospectus has been revised accordingly, except as follows: while the terms Strategy Interim Value and Strategy Contract Value are generally interchangeable prior to the Strategy Term end date, in this context, it is more accurate and more appropriate to reference “Strategy Contract Value” in certain instances. For example, while it is generally accurate to state that a “Strategy Interim Value” is locked-in on the Performance Lock Date, the value of an investment in an Indexed Strategy after the Performance Lock Date is more appropriately referred to as the Strategy Contract Value.

b.	Please disclose here and wherever else the Performance Lock feature is discussed that the amount that is locked-in could be negative and that locking it in could result in a significant loss.

RESPONSE: The prospectus has been revised accordingly. However, the Company notes (with respect to this comment and similar staff comments) that reference to a “negative” Strategy Interim Value implies that a Strategy Interim Value could be below $0, which is not accurate. The Company has revised the disclosure to make reference to Strategy Interim Values reflecting negative investment performance as resulting in loss, which could be significant.

5.	In the Withdrawals paragraphs:

a.	In the first sentence of the second paragraph, for clarity, please delete the phrase “your Strategy Contract Value, less any applicable Withdrawal Charges … is the amount available for” and replace the phrase with “We will apply the Strategy Interim Value if amounts are withdrawn before the end of a Strategy Term, including for …”

RESPONSE: The prospectus has been revised accordingly.

b.	In the list of transactions in the first sentence of the second paragraph, and wherever else this list of transactions for the Strategy Interim Value appears, please add the Performance Lock and deductions for Rider Charges.

RESPONSE: The prospectus has been revised accordingly.

c.	In the third sentence of the second paragraph, for plain English, please replace the phrase “using the Index Strategy Parameters used to calculate” with “in the same way as.”

RESPONSE: The prospectus has been revised accordingly.

d.	In the third paragraph, please bold the two sentences about maximum potential loss.

RESPONSE: The prospectus has been revised accordingly.

6.	In the paragraph discussing systematic withdrawals to pay advisory fees:

a.	In the second sentence, please clarify that all other withdrawals, and not just RMDs and systematic withdrawals, will reduce the standard Death Benefit and the benefit base for the optional death benefit proportionally. Please also clarify that any proportionate reductions could reduce the Return of Premium Death Benefit by more than the amount of the withdrawal.

RESPONSE: The prospectus has been revised accordingly.

b.	Please consider deleting the last sentence of this paragraph. It is already covered in the disclosure above.

RESPONSE: The prospectus has been revised accordingly.

7.	In the Reallocation of Contract Value paragraphs:

a.	Please add to the heading “and Potential Discontinuance of Certain Features.”

RESPONSE: The prospectus has been revised accordingly.

b.	Please also consider moving the two paragraphs in this heading up to immediately after the One-Year Fixed Strategy disclosure.

RESPONSE: The prospectus has been revised accordingly.

8.	In the disclosure about guaranteed minimum rates, and the Indexed Strategies that will always be available and the related risks, please conform that disclosure to the corresponding disclosure to appear in the updated prospectus for the ForeStructured Growth and ForeStructured Growth Advisory Contracts (File No. 333-275098).

RESPONSE: The prospectus has been revised accordingly.

9.	Please consider relocating the second-to-last bolded paragraph at the bottom of the cover page discussing the Contract’s appropriateness up to where withdrawals are discussed.

RESPONSE: The prospectus has been revised accordingly.

GLOSSARY OF TERMS

10.	Please consider moving the detailed technical defined terms, and other technical disclosure in the body of the prospectus, related to Strategy Interim Value calculations to an appendix. This includes the formula and defined terms.

RESPONSE: The prospectus has been revised accordingly.

a.	In the body of the prospectus, please include a clear description that the Strategy Interim Value is applied only if amounts are locked or removed from an Indexed Strategy before the end of a Strategy Term (for example withdrawals, surrender or cancellation, payment of the Death Benefit, deduction of Rider Charges, and annuitization), and that the Strategy Interim Value could be negative even if the Index is performing positively and could result in significant loss.

RESPONSE: The prospectus has been revised accordingly.

b.	Please ensure that all of the disclosure in the registration statement about the Strategy Interim Value clearly discloses that this loss could be as much as 100%. Please note that the staff does not believe that phrasings such as “the Strategy Interim Value could be less than your investment” or “the Strategy Interim Value may reflect lower gains or higher losses” clearly convey the requested disclosure.

RESPONSE: The Company has revised the prospectus accordingly.

11.	In the definition of “Dual Directional Cap,” in the third bullet point, please add at the end “or zero depending on the applicable Buffer Percentage.” The same comment applies to the last bullet point under “Dual Directional Trigger,” and the last bullet point under “Dual Directional Trigger and Cap.”

RESPONSE: The Company has not made the requested revisions. In the event of a negative Index Return, the Index Credit will be either positive or negative, but will never be zero, as there is no gap between the negative threshold set by the Trigger Level and the downside protection limit set by the Buffer Percentage. In each case, the Company has added clarifying disclosure.

12.	In the definition of “Dual Directional Yield,” in the first sentence, the staff believes that Dual Directional Yield is a type of Indexed Strategy and not an upside crediting method, and that the upside crediting method for this Indexed Strategy is the Performance Yield. Assuming this is accurate, please revise the definition and disclosure accordingly.

RESPONSE: The prospectus has been revised accordingly.

13.	In the definition of “Index Trigger”:

a.	Please delete the phrase “applicable to Index Trigger, Dual Directional Trigger and Dual Directional Trigger and Cap Strategies.” The phrase is confusing because the Index Trigger is an upside crediting method rather than a type of Indexed Strategy.

RESPONSE: The Company has revised the above-referenced definition for clarity. The Company believes it is appropriate to reference Dual Directional Trigger and Dual Directional Trigger and Cap as part of the Index Trigger definition, as those upside crediting methods make use of the Index Trigger mechanism.

b.	In the next sentence, please delete the phrase “within a certain range as defined in the Indexed Strategy,” and replace with “positive or zero.” The same comment applies to the definition of “Index Trigger Rate.”

RESPONSE: The prospectus has been revised accordingly.

c.	Please clarify if there is an Index Trigger and an Index Trigger Rate. It appears that if the Index Return is positive or zero, the Index Credit will equal the Index Trigger Rate. It also appears that there is no separate Index Trigger, and the Index Trigger Rate is the upside crediting method.

RESPONSE: The Company has added disclosure to the definitions of “Index Trigger” and “Index Trigger Rate” to clarify that the Index Trigger is the upside crediting method, and the Index Trigger Rate is the rate of return used to calculate the Index Credit when the Index Trigger applies.

14.	In the definition of “Indexed Strategy Parameters,” please include in the list Dual Directional Cap, Dual Directional Trigger, and Dual Directional Trigger and Cap.

RESPONSE: The Company has simplified the above-referenced definition to generally refer to the upside crediting method and downside protection feature for an Indexed Strategy.

15.	In the definition of “Performance Yield,” Performance Yield should be defined as an upside crediting method rather than an Indexed Strategy Parameter.

RESPONSE: The prospectus has been revised accordingly.

SUMMARY

16.	Under “What is the Purpose of the Contract?”

a.	Please bold the entire second paragraph.

RESPONSE: The prospectus has been revised accordingly.

b.	Please bold the first two sentences of the fifth paragraph regarding maximum potential loss.

RESPONSE: The prospectus has been revised accordingly.

17.	Under “What Indexed Strategies are Available under the Contract?”:

a.	Please state either in or near the table the minimum guaranteed rate for each upside crediting method.

RESPONSE: The prospectus has been revised accordingly.

b.	The staff does not believe that Dual Directional Yield is an upside crediting method; it is a type of Indexed Strategy. Accordingly, in the table, please replace “Dual Directional Yield” with “Performance Yield,” which is the upside crediting method for this Indexed Strategy. Please also revise accordingly throughout the prospectus as applicable.

RESPONSE: The prospectus has been revised accordingly.

18.	In the next table, under “How do the Indexed Strategies work?”, in the Tier Participation Rate row, “Positive Index Return” column, please provide an example.

RESPONSE: The prospectus has been revised accordingly.

19.	In the paragraph immediately following the table:

a.	In the third sentence, please include Dual Directional Cap, Dual Directional Trigger, and Performance Yield among that list.

RESPONSE: The above-referenced disclosure has been deleted. Summary disclosure about upside rates has been moved to “What Indexed Strategies are available under the Contract?” to avoid repetition in close proximity.

b.	With respect to the cross reference at the end of that paragraph, the staff’s view is that cross references in the prospectus should only be to other parts of the prospectus and not to the contract. Please generally delete any such cross references.

RESPONSE: The prospectus has been revised accordingly.

20.	In the downside protection feature table thereunder, for clarity, in the Buffer Percentage row, the example does not clearly indicate how the Buffer Percentage works. Please replace the example with the following: “[i]f the Buffer Percentage is 10%, and the Index Return is -25%, the negative Index Credit would be -15%, which is the amount that the negative Index Return exceeds the Buffer Percentage.”

RESPONSE: The prospectus has been revised accordingly.

21.	In the next table under “How do the Dual Directional Strategies work (excluding the Dual Directional Yield strategies)?”:

a.	For the cell on the far top left, “Dual Directional Strategy” should be replaced with “Upside Crediting Method.”

RESPONSE: The prospectus has been revised accordingly.

b.	In each row of the right column, “If Index Return is Negative and does Exceed the Trigger Level Threshold for Negative Index Returns,” please review the examples for accuracy and replace them as needed with an example that clearly indicates how the Buffer Percentage works. For example, under “Dual Directional Cap,” consider the following example: “[w]e apply the Buffer Percentage. The Index Credit will be 0% up to the Buffer Percentage, and negative equal to any amount that exceeds the Buffer Percentage. Example: if the Buffer Percentage is 10% and the Index Return is -8%, the

Index Credit with be 0%, but if the Index Return is -35%, the Index Credit with be -25%.”

RESPONSE: The Company confirms the accuracy of the disclosure in the above-referenced column. If the negative Index Return is within the Buffer, the negative Index Return is necessarily within the negative threshold set by the Trigger Level, and a positive Index Credit will be applied as described in the third column. For that reason, a zero Index Credit isn’t possible for these strategies when there is a negative Index Return. The Company has added disclosure to footnote 1 clarifying why the Index Credit cannot be zero.

22.	Under “How does Dual Directional Yield work?”, at the end of the second sentence, please add “with Performance Yield as the upside crediting method.” In the next sentence, mention briefly that taxes and tax penalties could apply.

RESPONSE: The prospectus has been revised accordingly.

23.	In the Performance Credit paragraph under the same question:

a.	In the second-to-last sentence, please disclose the guaranteed minimum interest rate for the Performance Credit Account instead of referencing the contract.

RESPONSE: The prospectus has been revised accordingly.

b.	In the last sentence, briefly mention that taxes and tax penalties could apply.

RESPONSE: The prospectus has been revised accordingly.

24.	Under “When does the Company establish the Indexed Strategy Parameters and can they be adjusted?”, in the first sentence of the second paragraph:

a.	Please clarify in this disclosure that this is true with respect to currently-offered Indexed Strategies, but that the Company can add new Indexed Strategies with different Floors, Buffers, etc. and cease to offer the existing Indexed Strategies.

RESPONSE: The above-referenced question has been deleted, and the related disclosure has been moved to “What Indexed Strategies are available under the Contract?”, where the requested revisions are reflected.

b.	For clarity and plain English, please replace the term “Issue Date” in this sentence with “beginning of the Indexed Strategy” or something comparable.

RESPONSE: The above-referenced question has been deleted, and the related disclosure has been moved to “What Indexed Strategies are available under the Contract?”, where the requested revisions are reflected.

25.	Under “What is the Performance Lock feature?”:

a.	Please state here that the Strategy Interim Value fluctuates daily, and because it is calculated after the lock-in request is received, the investor will not know what the Strategy Interim Value will be at the time they decide to lock-in that value.

RESPONSE: The prospectus has been revised accordingly.

b.	Please also state here that the lock-in request is irrevocable once received.

RESPONSE: The prospectus has been revised accordingly.

c.	In the third-to-last sentence, if applicable, please revise to state the following: “However, your Strategy Contract Value after the Performance Lock Date will be reduced by the dollar amount of any withdrawal…”

RESPONSE: The prospectus has been revised consistent with the above comment.

26.	Under “Can I make withdrawals?”, this section states that “Systematic withdrawals to pay advisory fees will be taken proportionally from the One-Year Fixed Strategy and Indexed Strategies first.” Please explain supplementally why the Company has chosen to deduct advisory fees first from the Fixed and Indexed Strategies when those ongoing deductions may be subject to negative MVAs, surrender charges, negative Strategy Interim Values, and proportionate withdrawal calculations. The staff notes that those consequences are not applicable to withdrawals from the Performance Credit Account.

RESPONSE: The Company notes that, as disclosed throughout the prospectus, systematic withdrawals to pay advisory fees are not subject to Withdrawal Charges or MVAs. In that limited regard, they receive the same treatment as any withdrawal from the Performance Credit Account (“PCA”).

The Company designed the Contract in this manner so that Contract Owners could maximize the liquidity benefits afforded by the PCA. Contract Value in the PCA can be withdrawn at any time, and for any reason, without the imposition of a Withdrawal Charge or MVA. As such, we view the PCA as an important and helpful source of liquidity during the Withdrawal Charge Period, especially for a Contract Owner who may need to take an unanticipated withdrawal from the Contract.

Deducting systematic withdrawals to pay advisory fees first from the PCA, as the staff is asking, would be sub-optimal for two reasons: (i) the Contract Owner would not receive the benefit of the special Withdrawal Charge and MVA treatment afforded to systematic withdrawals to pay advisory fees, as those withdrawals would not be subject to a Withdrawal Charge or MVA, regardless of the source, and (ii) there would be fewer funds available in the PCA that could benefit from the special Withdrawal Charge and MVA treatment afforded to withdrawals from the PCA.

In designing the Contract, the Company weighed these considerations against the fact that a systematic withdrawal to pay advisory fees from an Indexed Strategy before the end of a Strategy Term would be based on Strategy Interim Value and would trigger a proportionate reduction to the Indexed Strategy Base. Ultimately, to maximize the amount of funds that may be removed from the Contract without a Withdrawal Charge or MVA, the Company opted to deduct systematic withdrawals to pay advisory fees first from the Indexed Strategies and the One-Year Fixed Strategy before deducting them from the PCA.

27.	Under “What charges are deducted under the Contract?”, please disclose in this discussion the maximum potential loss from the Strategy Interim Value and the maximum potential loss from the MVA, each as a percentage. The same comment applies to the Contract Charges section of the prospectus.

RESPONSE: The prospectus has been revised accordingly.

Risk Factors

28.	Under “General Liquidity Risk,” where Strategy Interim Value is discussed, please prominently state that the Strategy Interim Value could be negative and could result in loss up to 100%.

RESPONSE: The prospectus has been revised accordingly.

29.	Under “Strategy Interim Value Risk,” please bold the maximum loss disclosure sentence. Please also bold the maximum loss disclosure sentence under “Risk of Loss Related to Withdrawal Charges and Negative MVAs.”

RESPONSE: The above-referenced risk factors have been deleted, as they would be repetitive of General Liquidity Risk in light of the staff’s other comments (e.g., to delete technical information about interim value).

30.	Under “Index Risk,” in the sentence immediately following the three bullet points, please state here that this means that the Index Return is lower than if dividends were reflected. Please make conforming changes in the prospectus where applicable.

RESPONSE: The prospectus has been revised accordingly.

31.	Under “Dual Directional Risk,” to aid investor understanding, please divide this risk disclosure into “Dual Directional Risk” and “Dual Directional Yield Risk.”

RESPONSE: The prospectus has been revised accordingly.

32.	Under “Buffer Percentage, Floor Percentage, and Aggregate Floor Percentage Risk,” please bold the beginning of the second paragraph discussing the percentages of potential loss.

RESPONSE: The prospectus has been revised accordingly.

33.	In the disclosure about guaranteed minimum rates, and the Indexed Strategies that will always be available and the related risks, please conform that disclosure to the corresponding disclosure to be included in the ForeStructured Growth and ForeStructured Growth Advisory Contracts (File No. 333-275098) prospectus in response to staff comments.

RESPONSE: The prospectus has been revised accordingly.

34.	Where applicable in this section, please reference all upside crediting methods, and indicate that the Aggregate Floor Percentage will change after the initial rate.

RESPONSE: The prospectus has been revised accordingly.

The Annuity Contract

35.	In the last paragraph under “Right to Examine,” which states “[w]e will not assess any Withdrawal Charges and MVA at the time you exercise your right to examine,” please also state that the amount refunded will reflect the Strategy Interim Value, which could be negative and could result in loss.

RESPONSE: The prospectus has been revised accordingly.

Available Strategies

36.	The presentation and organization of the available Indexed Strategies table is difficult to follow. Please revise the table so that the available Indexed Strategies and their terms are more clearly set forth for investors.

a.	Consider whether it would be helpful for investors to categorize all of these strategies into four main types based on how the interest is calculated and credited. A column could be added that identifies each Indexed Strategy as either a Standard Indexed Strategy, Aggregate Floor Indexed Strategy, Dual Directional Indexed Strategy, or a Dual Directional Yield Indexed Strategy.

b.	Consider replacing the second column with a column that more clearly identifies the upside crediting method for each Indexed Strategy.

c.	Consider combining the fourth and fifth columns into one that identifies the downside protection for each Indexed Strategy by type and percentage. Particularly since only two Indexed Strategies have Floors, it is confusing to have an entire column for Floors.

d.	Consider replacing the narratives in the sixth column with a percentage or range of percentages, as applicable. For example, instead of saying “[a]ll Contract Value up to the Floor,” the table could state “0-20%.”

RESPONSE: The Company has considered the staff’s suggested revisions and revised the table for improved presentation and organization.

e.	If changes are made to this table, please conform the other available Indexed Strategy table in the summary portion of the prospectus as applicable.

RESPONSE: The prospectus has been revised accordingly.

f.	Please clarify footnote one to the table and/or supplementally explain why this footnote is necessary, as the table already includes the maximum potential loss for each Indexed Strategy.

RESPONSE: The above-referenced footnote has been deleted. The Company does not believe that the footnote is necessary or particularly helpful to investors.

37.	In the next table, which discusses the guarantees to which the Company is subject when declaring new rates for the upside crediting methods, to aid investor comprehension of the Indexed Strategies’ complete upside crediting methods and downside protections, please remove this table and instead provide the guaranteed minimums for each Indexed Strategy, or condense the table into one column that does that.

RESPONSE: The prospectus has been revised accordingly.

38.	In the second paragraph after the table, please add conforming disclosure based on previous comments about what Indexed Strategies will always be available and the minimum guarantees.

RESPONSE: The prospectus has been revised accordingly.

39.	In the third bullet point under “Strategy Contract Value,” please add disclosure that the Strategy Interim Value calculation is designed to shift from the Company to the investor any investment loss on the Company’s general account assets that support the Indexed Strategy guarantees if the Company has to pay out amounts sooner than anticipated.

RESPONSE: The prospectus has been revised accordingly.

40.	In the first table under “Calculation of Index Credit (Except Dual Directional Yield),” please make conforming changes here based on the comment(s) received on the Buffer examples from the tables in the Summary section (Comments 20 & 21 above).

RESPONSE: The prospectus has been revised accordingly.

41.	In the Dual Directional Trigger and Dual Directional Cap examples, and the Dual Directional Trigger and Cap examples, please track the narrative in the tables above. The staff believes that the Trigger Level is not relevant if the Index Return is positive. Accordingly, where applicable, please remove the Trigger Level of 90% from these examples.

RESPONSE: The prospectus has been revised accordingly.

42.	In the first and second Dual Directional Trigger Examples, the -10% should be zero to track the table above, and because the Trigger Level is not relevant if the Index Return is positive.

RESPONSE: The prospectus has been revised accordingly.

43.	In the Buffer Percentage examples 1 and 2, please revise the first sentence to state: “[a]ssume that you allocated Contract Value to an Indexed Strategy that is not a Dual Directional or Dual Directional Yield Strategy and that includes a Buffer Percentage…”

RESPONSE: The prospectus has been revised accordingly.

44.	Under “Impact of Withdrawals from Indexed Strategies,” please add clear disclosure that amounts removed before the end of the Strategy Term due to partial withdrawals, Performance Locks, payment of the Death Benefit, annuitization, etc., could result in a negative Strategy Interim Value, and the resulting loss could be significant and possibly 100%.

RESPONSE: The above-referenced section has been deleted in light of similar revisions to the “Access to Your Money During the Accumulation Period” section, which appears in close proximity.

Access to Your Money During the Accumulation Period

45.	In the second full paragraph:

a.	Please note that (1) these withdrawals, to the extent taken from the Indexed Strategies, are taken from the Strategy Interim Value, (2) the withdrawals will reduce the Strategy Contract Value and proportionately reduce the Indexed Strategy Base, and (3) such reductions could be significant, and will reduce any gains at the end of the Strategy Term.

RESPONSE: The prospectus has been revised accordingly.

b.	Please also add that those withdrawals will reduce the Death Benefit and the reduction could be more than the amount of the withdrawal.

RESPONSE: The prospectus has been revised accordingly.

c.	Please add language about taxes and tax penalties possibly applying.

RESPONSE: The prospectus has been revised accordingly.

46.	Under “Market Value Adjustment,” please bold the 100% loss disclosure.

RESPONSE: The prospectus has been revised accordingly.

47.	Under “Systematic Withdrawals to Pay Advisory Fee,” please add the bolded second-to-last paragraph from the cover page about the Contract not being appropriate for investors who plan to take withdrawals beyond the Free Withdrawal Amount. Please add similar disclosure under “4. Required Minimum Distributions” under “Information Regarding IRAs.”

RESPONSE: The prospectus has been revised accordingly.

Contract Charges

48.	Under “Optional Return of Premium Death Benefit Charges”:

a.	Please disclose how the deduction of the Rider Charge from the Indexed Strategies impacts the calculation and crediting of Index Credits.

RESPONSE: The prospectus has been revised accordingly.

b.	Please also disclose that the deduction of the Rider Charge from an Indexed Strategy during a Strategy Term could result in a negative Strategy Interim Value that could result in loss.

RESPONSE: The prospectus has been revised accordingly.

*      *      *

Thank you for conveying the Commission staff’s comments. The Company appreciates the Commission staff’s attention to this filing. Please let the undersigned know if you have any questions.

Kind Regards,

Sarah M. Patterson

Forethought Life Insurance Company

Managing Director, General Counsel for Individual Markets, and Assistant Secretary